UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated February 16, 2022: Safe Bulkers Inc. Announces Results of Pilot Biofuel Project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2022

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers Inc. Announces Results of Pilot Biofuel Project

MONACO – February 16, 2022 – Safe Bulkers Inc. (the “Company”) (NYSE: SB), an international provider of marine dry-bulk transportation services announced that in the framework of several environmental initiatives targeting to reduce its carbon footprint, it is assessing the use of biofuels as alternative fuels. A number of pilot projects have been designed to test the operational performance and the interaction of biofuels with the vessel’s main engine and diesel generators operations and assess the CO2 emissions reduction.

The first pilot project was carried out in M/V Troodos Oak which received 346 metric tonnes of Bio-Fuel blend B20, consisting of 20% Spent Bleaching Earth Oil mixed with conventional Very Low Sulphur Fuel Oil (“VLSFO”). The project was performed in cooperation with vessel’s charterer Cargill, Cargill Marine Fuels and Oilchart as suppliers of the blended bio bunkers, the vessel’s classification society Lloyds Register (“LR”) and Cyprus Flag.

The trial followed the guidelines of EU's Renewable Energy Directive “RED II” on calculating CO2 emissions. The trials resulted in a 13.54% CO2 equivalent reduction compared to conventional VLSFO.  No modification to existing ship equipment was required. No operational abnormalities or wear have been observed in main engine and diesel generators.

For the purpose of CO2 emissions reporting schemes European Union – MRV scheme and International Maritime Organization DCS scheme, the reported CO2 emissions as verified by LR and accepted by Cyprus Flag are by 20% lower compared to the VLSFO.

The Company will continue to explore potential use of biofuel blends in its decarbonization alternatives by further expanding the project with its partner Cargill, to include additional vessels and higher biofuel blends, measuring in addition the nitrogen oxide emissions.

Dr. Loukas Barmparis, President of the Company commented: “The successful pilot project that we have completed with Cargill is encouraging for the use of biofuels as alternative fuels. We will continue to assess their use in parallel to other available technologies targeting to optimize our operations and improve our environmental footprint.’’

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com